Filed Pursuant To Rule 433

Registration No. 333-275079

December 6, 2023

Michael on Yahoo Finance with Julie Hyman - December 6, 2023

JULIE HYMAN: One of the big movers of the week is Bitcoin. The cryptocurrency surging as of late, now trading near $44,000. that's its highest level in nearly two years. One of the drivers of the recent rally has been optimism over regulatory approval for a spot Bitcoin ETF. Our next guest runs one of the companies waiting to hear from the securities and exchange commission. Joining us now is, Michael Sonnenshein, Grayscale CEO. Good to see you Michael, thanks for coming in.

GRAYSCALE CEO, MICHAEL SONNENSHEIN: It's great to be here.

HYMAN: I guess let's start with price here. What do you make of this latest surge? A lot of it does seem it been over anticipation that you guys and others are going to get approvals. Is the market setting itself up for disappointment here?

SONNENSHEIN: There's been a lot of optimism in the market. I think a lot of that started earlier this year when our court case came to fruition. we won against the SEC, vacated that denial order of GBTC, to uplist as a spot Bitcoin ETF. I think since that time, the macro environment because Bitcoin means different things to different folks, you have seen some investors flocking to Bitcoin, flocking to gold in a rising rate environment as an inflation hedge for their portfolios. But maybe now as we're kind of turning the chapter into the new year, we're seeing the fed maybe going to start cutting rates, you could see us move into a risk-on environment and some investors allocating to Bitcoin thinking more about it as a technology investment or a risk asset.

JOSH LIPTON: And Michael you said Bitcoin means different things to different folks. JPmorgan's CEO Jamie Dimon has a view and you won't be surprised he doesn't mince words, that bank hearing on capitol hill today, he spoke about it. let's take a listen to that and get your reaction.

JPMORGAN CEO, JAMIE DIMON CLIP: We've been deeply opposed to crypto, Bitcoin, etc. You pointed out the true use case for it, criminals, drug traffickers, anti money launders, tax avoidance, that is a use case because it is somewhat anonymous, not fully and because you can move money instantaneously and because it doesn't go through as you mentioned all these systems built up over many years, know your customers, sanctions, ofac, they can bypass all of that. If i was the government's I'd close it down.

LIPTON: In some sense, Jamie Dimon kind of echoing some comments he's made in the past. He's been skeptical. He doesn't mince words. Let's get your response to his response there.

SONNENSHEIN: Well listen, I think every executive, particularly in the financial services space is going to have their own opinions on new technologies, and whether that's crypto or Bitcoin specifically. But if you take a big step back, there is no question that this asset class is here to stay, that investor interest in this asset class is only growing, and it is these exact types of entities, these legacy institutions, these banks that are already well underway on evolving their business models to account for these new technologies. Regardless of the opinions that some of these executives may have, these banks and these large institutions have to position themselves for the modern day investor and that includes adopting new technologies like crypto.

HYMAN: And I want to ask specifically also about something else he alluded to that Elizabeth Warren asked all the bank CEOs about. she was talking about anti-money laundering, new regulations that she wants put in place, that crypto would be more subject to. And all of the bank CEOs said they were in favor of that too. Does that make sense to you? Is it realistic even to have the crypto industry be subject to those kinds of regulations?

SONNENSHEIN: I think it absolutely is. I think one of the best pieces about crypto is the underlying blockchain technology that allows us to monitor transactions taking place, unlike in cash transactions where those are not traceable between individuals. And so there are fantastic businesses out there that are monitoring activities, the onramps, the off ramps from crypto, from Bitcoin specifically and that is the exact type of regulation that I think the crypto industry not only wants but needs.

LIPTON: And Michael if and when the SEC does green light these spot Bitcoin ETFs, I'm curious where you think the demand comes from, Michael, do you think it's gonna be, is it retail investors, institutional investors, RIAs, what do you think?

SONNENSHEIN: Well by and large the middle part of the investment community, right the RIAs, the independent broker dealers, the wire houses, they have to use products that they need on their product shelves in order to access that and give that to their clients, and by and large, they've not been participating in the crypto ecosystem because spot Bitcoin ETFs haven't been approved. And so what we are seeing is a lot of demand coming out of that segment of the market. There's over $30 trillion of advised wealth just here in the US alone. And so when you look at products that are seeking to come to market as a spot Bitcoin ETF like Grayscale Bitcoin Trust, GBTC, you can see how having the simplicity, the tax efficiency of the ETF wrapper could really help advisers and their clients access the opportunity of crypto.

HYMAN: What kind of conversations have you been having with the SEC as of late? What kind of questions have you been getting from them? How are you feeling.

SONNENSHEIN: We're feeling optimistic. We have been actively engaging with the SEC, the questions that we're getting from them signal to us that they want to engage on this issue, that they're eager to make progress on this issue. of course your next question is going to be well when, what's the timeline look like? Timelines have not been shared, but this is the number one priority for the Grayscale team and we remain optimistic that we will be uplisting GBTC to the New York stock exchange.

HYMAN: There's one more thing I want to ask you about, which is with, and I wrote about it in the yahoo finance morning brief today, which is with price moving upward in Bitcoin, you've got a lot of the voices we haven't heard from in a while, who have been reemerging and a lot of the rhetoric around Bitcoin is almost religious in some circles, right? It's the answer to everything. It solves everything. you know, you got to be in it, blah blah blah, how do you feel about those voices? and what -- for most people, what role should a Bitcoin investment play?

SONNENSHEIN: I think that even though we are over a decade into the development of Bitcoin that one use case that I firmly believe has solidified itself is as a digital gold, a digital store of value. We may see further adoption of Bitcoin as a payment rail or mittens rail. But certainly as investors are thinking about it, engaging with it, that it is very likely to be received as gold just better positioned for the digitized age we live in, more portable, more divisible and verifiably scarce.

LIPTON: Michael, Thank you so much for joining us today. Appreciate it.

SONNENSHEIN: Great to be here.

Grayscale bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.